Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2012 Second Quarter Results to be released Wednesday, September 7, 2011

TORONTO, Aug. 24, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX: HW) (NYSE: HWD) (the "Company"), will release its Fiscal 2012 Second Quarter results for the period ended July 31, 2011, after market hours on Wednesday, September 7, 2011.

Beginning at 8:30AM (ET) on Thursday, September 8, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-831-6270 within North America or 617-213-8858 from international locations and entering passcode 34099286.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, September 22, 2011 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 69493950.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 10:30e 24-AUG-11